Mail Stop 3010

July 21, 2009

VIA USMAIL and FAX (212) 696-9809

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re: Chimera Investment Corporation**
> **File No. 001-33796**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**

Dear Ms. Alexandra Denahan:

We have reviewed your response letter dated June 22, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A. Risk Factors

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings, page 31

1.   We read your response to comment one and note that it appears your determination of the significant of your guarantee liability on whole loan sales was based upon a requirement that the originator repurchase any loan which incurred an early payment default. In the event that the originator is unable to fulfill their obligation, please describe the impact to your guarantee. In this regard, tell us how you considered the requirements of paragraph 13 of FIN 45. Additionally, expand your discussion to address how these repurchase obligations impact accounting for a securitization transaction as a sale under SFAS 140.

Item 6. Selected Financial Data

Taxable Income per Share, page 44

2.   We considered your responses to comments two and three and it appears that the adjustment for realized loss on sale of investments includes realized losses on termination of interest rate swaps. Please confirm and clarify your disclosure in future filings.

Item 15. Exhibits, Financial Statement Schedules

3.   Refer to Exhibit 10.9 on the Exhibit Index, which is a Master Repurchase Agreement, dated January 31, 2008, between you, DB Structured Products, Inc., and Deutsche Bank Securities Inc. We note that Schedules 1 and 2, as well as Exhibits A-J, do not appear in the agreement as filed with your Form 10-Q for the quarter ended September 30, 2008. Please note that Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. and Notes

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions.

                                        Sincerely,

                                        Jorge Bonilla
                                        Senior Staff Accountant